06004551

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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RECD S.E.C.
FEB 27 2006
603

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 40697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

310 Grant Street, Suite 3000, Grant Building
(No. and Street)

Pittsburgh, PA 15219
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theresa A. Scotti (412) 232-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Herbein+Company, Inc.
(Name – *if individual, state last, first, middle name*)

One North Shore Center, 12 Federal St., Ste. 300, Pittsburgh, PA 15212
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 04 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Theresa A. Scotti, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YP, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

[Signature]

Signature

President

Title

[Signature]

Notary Public

Notarial Seal
Lisa M. Marcotullio, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Mar. 5, 20_6
Member, Pennsylvania Association Of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YP, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Years Ended December 31, 2005 and 2004

TABLE OF CONTENTS

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members of PKF North American Network, Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

To the Owner and Board of Directors
YP, LLC
Pittsburgh, Pennsylvania

Independent Auditor's Report

We have audited the accompanying statements of financial condition of YP, LLC as of December 31, 2005 and 2004 and the related statements of income, changes in owner's capital and cash flows for the years then ended. These financial statements are the responsibility of YP, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of YP, LLC as of December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

These financial statements are intended solely for the information and use of the owner, board of directors, management of YP, LLC and regulatory agencies (including the National Association of Securities Dealers, as required by Rule 15c3-3 of the Securities and Exchange Act of 1934, and the Securities and Exchange Commission). These financial statements are not intended to be and should not be used by anyone other than these specified parties.

Herbein + Company, Inc.

Pittsburgh, Pennsylvania
February 3, 2006

HERBEIN+COMPANY, INC.
One North Shore Center 12 Federal Street. Suite 300 | Pittsburgh, PA 15212 Telephone: 412-392-2345 Facsimile: 412-392-2379
pittsburgh@herbein.com

Other Offices: READING POTTSTOWN GREENSBURG WYOMISSING

YP, LLC

STATEMENTS OF FINANCIAL CONDITION

		December 31	
		2005	2004
ASSETS			
CURRENT ASSETS			
Cash		$ **19,797**	$ 31,625
Accounts receivable and other		**124,117**	212,076
Prepaid expenses		**8,207**	9,568
	TOTAL ASSETS	$ **152,121**	$ 253,269
LIABILITIES AND OWNER'S CAPITAL			
CURRENT LIABILITIES			
Accounts payable		$ **19,794**	$ 31,278
Due to owner		**3,256**	5,306
Accrued expenses		**6,262**	6,462
	TOTAL CURRENT LIABILITIES	**29,312**	43,046
OWNER'S CAPITAL			
Capital contribution		**16,051**	16,051
Accumulated capital		**106,758**	194,172
	TOTAL OWNER'S CAPITAL	**122,809**	210,223
	TOTAL LIABILITIES AND OWNER'S CAPITAL	$ **152,121**	$ 253,269

See accompanying notes.

YP, LLC

STATEMENTS OF INCOME

Year Ended December 31		2005		2004
REVENUES				
Directed brokerage	$	**712,740**	$	1,589,481
EXPENSES				
Clearing organization expense		**203,731**		340,221
Operating expenses		**21,667**		43,600
Travel and entertainment		**0**		1,509
Professional services		**10,112**		36,404
Taxes other than income (credit)		**0**		(2,535)
Dues, fees and filing costs		**9,281**		14,490
TOTAL EXPENSES		**244,791**		433,689
INCOME FROM OPERATIONS		**467,949**		1,155,792
OTHER INCOME				
Interest and other		**137**		10
INCOME BEFORE INCOME TAXES		**468,086**		1,155,802
INCOME TAXES AT ENTITY LEVEL		**0**		0
NET INCOME	$	**468,086**	$	1,155,802

See accompanying notes.

YP, LLC

STATEMENTS OF CHANGES IN OWNER'S CAPITAL

Year Ended December 31		2005		2004
CAPITAL CONTRIBUTION	$	**16,051**	$	16,051
ACCUMULATED CAPITAL				
Balance at beginning of year	$	**194,172**	$	84,370
Net income		**468,086**		1,155,802
Distributions to owner		**(555,500)**		(1,046,000)
ACCUMULATED CAPITAL AT END OF YEAR	$	**106,758**	$	194,172
TOTAL OWNER'S CAPITAL	$	**122,809**	$	210,223

See accompanying notes.

YP, LLC

STATEMENTS OF CASH FLOWS

Year Ended December 31	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ **468,086**	$ 1,155,802
Changes in:		
Accounts receivable and other	**87,959**	(129,377)
Prepaid expenses	**1,361**	3,000
Accounts payable and accrued expenses	**(13,734)**	5,539
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	**543,672**	1,034,964
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to owner	**(555,500)**	(1,046,000)
NET DECREASE IN CASH	**(11,828)**	(11,036)
CASH AT BEGINNING OF YEAR	**31,625**	42,661
CASH AT END OF YEAR	$ **19,797**	$ 31,625

See accompanying notes.

YP, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

YP, LLC was formed on August 27, 2002, pursuant to the Pennsylvania limited liability law of 1994, through a contribution by its sole owner, Yanni Partners, Inc. YP, LLC is registered as a broker/dealer with the National Association of Securities Dealers, Inc. and with various states where required. Prior to August 27, 2002, Yanni Partners, Inc. was the broker/dealer. YP, LLC's function as a registered broker/dealer is to accept directed brokerage on behalf of those clients of Yanni Partners, Inc. who request this method of payment as an alternative to cash payments. Services are rendered by Yanni Partners, Inc. which provides investment consulting services primarily to institutional clients.

YP, LLC does not execute or clear securities transactions. YP, LLC has a Clearing Agreement with an executing/clearing broker (clearing organization), whereby this broker executes and clears all transactions for Yanni Partners, Inc.'s clients, carrying the accounts of such clients on a fully disclosed basis. Accordingly, neither Yanni Partners, Inc. nor YP, LLC carry client accounts and do not hold securities in connection with such transactions.

The formation of YP, LLC has effectively separated the broker/dealer activity from the investment advisory business conducted by Yanni Partners, Inc.

The net equity of YP, LLC is described as owner's capital in these financial statements and related notes.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It is possible that actual results could differ from those estimates.

Cash and Cash Equivalents:
Cash and cash equivalents include highly liquid debt instruments purchased with original maturities of three months or less.

Revenues and Accounts Receivable:
YP, LLC renders its services under a contract with a clearing organization. Revenue is recognized as services are performed and accounts receivable are accordingly recognized. Management considers accounts receivable to be fully collectible, and accordingly, no allowance for bad debts is required. Amounts deemed uncollectible ($0 in 2005 and 2004) are expensed as determined.

Expenses:
YP, LLC recognizes the expenses directly related to the directed brokerage as incurred and also expenses directly related to its registration as a broker/dealer. YP, LLC has no employees. Accordingly, additional expenses are allocated and charged to YP, LLC by Yanni Partners, Inc. for its management and operational services performed.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes:
As an LLC, YP, LLC does not file its own federal or state corporate income tax returns. Its income and expenses are included in the income tax returns of its sole owner. However, it must file a tax report in Pennsylvania for Capital Stock Franchise Tax purposes.

NOTE B - NET CAPITAL OR EQUITY REQUIREMENTS

YP, LLC, as a registered broker/dealer, is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that "aggregate indebtedness" of YP, LLC, as defined, shall not exceed fifteen times "net capital," as defined. In addition, Rule 15c3-1 requires that "net capital" of not less than $5,000 be maintained at all times by brokers who do not generally carry customers' accounts.

At December 31, 2005 and 2004, YP, LLC's net capital ratio (aggregate indebtedness to net capital) was .26 to 1.00 and .21 to 1.00, respectively. YP, LLC's net capital was $114,579 and $200,652 compared with the required minimum net capital of $5,000 at December 31, 2005 and 2004, respectively.

NOTE C - SPECIAL ACCOUNT FOR THE EXCLUSIVE BENEFIT OF CUSTOMERS

YP, LLC is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirements of Rule 15c3-3(k)(2)(ii). This rule, among other things, requires YP, LLC to clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and to promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers.

NOTE D - RELATED PARTY TRANSACTIONS

As discussed in Note A, YP, LLC receives management and operational services from its sole owner, Yanni Partners, Inc. Management fees billed by the owner are included in the Statements of Income as "operating expenses." The management fees paid by YP, LLC to Yanni Partners, Inc. were $17,818 and $39,736 as of December 31, 2005 and 2004, respectively. Accounts payable at December 31, 2005 and 2004 included $3,256 and $5,306, respectively, due to the owner.

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members of PKF North American Network, Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

To the Owner and Board of Directors
YP, LLC
Pittsburgh, Pennsylvania

Independent Auditor's Report on Supplementary Information

We have audited the accompanying financial statements of YP, LLC as of and for the year ended December 31, 2005, and have issued our report thereon dated February 3, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Herbein & Company, Inc.

Pittsburgh, Pennsylvania
February 3, 2006

HERBEIN+COMPANY, INC.
One North Shore Center 12 Federal Street, Suite 300 Pittsburgh, PA 15212 Telephone: 412-392-2345 Facsimile: 412-392-2379
pittsburgh@herbein.com

Other Offices: READING POTTSTOWN GREENSBURG WYOMISSING

SUPPLEMENTARY INFORMATION

YP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005

NET CAPITAL		
Total owner's capital	$	122,809
Accounts receivable adjustment allowable for net capital		0
Total owner's capital qualified for net capital		122,809
Deductions and/or charges:		
Non-allowable assets:		
Other receivable		(23)
Prepaid expenses		(8,207)
Net capital before haircuts on securities' positions		114,579
Haircuts on securities' positions		0
NET CAPITAL	$	114,579
AGGREGATE INDEBTEDNESS		
Items included in Statements of Financial Condition:		
Accounts payable	$	23,050
Accrued expenses		6,262
TOTAL AGGREGATE INDEBTEDNESS	$	29,312
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	5,000
Excess net capital	$	109,579
Ratio: Aggregate indebtedness to net capital		.26 : 1.00

YP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED

December 31, 2005

RECONCILIATION WITH YP, LLC'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2005):

Net capital, as reported in YP, LLC's Part II (unaudited) FOCUS report	$ 114,579
Net capital per audit	$ 114,579

Note: YP, LLC is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(ii) of that Rule. There are no liabilities subordinated to the claims of creditors and no reserve requirements.

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS
Members of PKF North American Network, Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

February 15, 2006

To the Board of Directors and Management
YP, LLC
Pittsburgh, Pennsylvania

We have audited the financial statements of YP, LLC for the year ended December 31, 2005, and have issued our report thereon dated February 3, 2006. Professional standards require that we provide you with the following information related to our audit.

Our Responsibility under U.S. Generally Accepted Auditing Standards

As stated in our engagement letter dated December 1, 2005, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance that the financial statements are free of material misstatement and are fairly presented in accordance with U.S. generally accepted accounting principles. Because an audit is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered the internal control of YP, LLC. Such considerations were solely for the purpose of determining our audit procedures and not to provide any assurance concerning such internal control.

Significant Accounting Policies

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by YP, LLC are described in Note A to the financial statements. No new accounting policies were adopted and the application of existing policies was not changed during 2005. We noted no transactions entered into by the Company during the year that were both significant and unusual, and of which, under professional standards, we are required to inform you, or transactions for which there is a lack of authoritative guidance or consensus.

Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. We evaluated the key factors and assumptions used to develop these in determining that they are reasonable in relation to the financial statements taken as a whole. No exception was taken to this basis for management judgments.

HERBEIN+COMPANY, INC.
One North Shore Center 12 Federal Street, Suite 300 | Pittsburgh, PA 15212 Telephone: 412-392-2345 Facsimile: 412-392-2379
pittsburgh@herbein.com

Other Offices: READING POTTSTOWN GREENSBURG WYOMISSING

Audit Adjustments

For the purposes of this letter, professional standards define an audit adjustment as a proposed correction of the financial statements that, in our judgment, may not have been detected except through our auditing procedures. An audit adjustment may or may not indicate matters that could have a significant effect on the Company's financial reporting process (that is, cause future financial statements to be materially misstated). In our judgment, none of the adjustments we proposed, whether recorded or unrecorded by the Company, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Consultations with Other Independent Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditor's opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consultant has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Issues Discussed Prior to Retention of Independent Auditors

We generally discuss a variety of matters, including the application of accounting principles and auditing standards, with management each year prior to retention as the Company's auditors. However, these discussions occurred in the normal course of our professional relationship and our responses were not a condition to our retention.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

This information is intended solely for the use of the board of directors and management of YP, LLC and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

Herbein & Company Inc.

Herbein + Company, Inc.

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Members of PKF North American Network, Pennsylvania Institute of CPAs,
American Institute of Certified Public Accountants Div. of CPA Firms/SEC & Private Practice Sections
www.herbein.com

To the Members of
YP, LLC
Pittsburgh, Pennsylvania:

We have audited the financial statements of YP, LLC, (the "Company") for the year ended December 31, 2005, and have issued our report thereon dated February 3, 2006. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures (including tests of compliance with such practices and procedures) for making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

HERBEIN+COMPANY, INC.
One North Shore Center 12 Federal Street, Suite 300 Pittsburgh, PA 15212 Telephone: 412-392-2345 Facsimile: 412-392-2379
pittsburgh@herbein.com

Other Offices: READING POTTSTOWN GREENSBURG WYOMISSING

HERBEIN+COMPANY, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives. In addition, the Company was in compliance with the conditions of the exemptive provisions of Rule 15c3-3 at December 31, 2005, and, further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2005.

This report is intended for the information and use of management, the Securities and Exchange Commission and the National Association of Securities Dealers and is not intended to be and should not be used by anyone other than these specified parties.

Herbein & Company, Inc.

Pittsburgh, Pennsylvania
February 3, 2006